

August 6, 2012

Via E-mail
Mr. Albert Benchimol
President and Chief Executive Officer
Axis Capital Holdings Limited
92 Pitts Bay Road
Pembroke, Bermuda HM 08

>   **Re: Axis Capital Holdings Limited**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 22, 2012**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2012**
>   **Filed August 1, 2012**
>   **File No. 001-31721**

Dear Mr. Benchimol:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Underwriting Results – Group, page 53

1. It appears that your group underwriting income and at least some of its components are non-GAAP measures. Although underwriting income/loss appears to be your measure of profit or loss for each reportable segment under ASC 280-10-50-22, the presentation of a total segment profit or loss measure in any context other the reconciliation under ASC 280-10-50-30b is a non-GAAP measure consistent with the guidance in Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please amend your filing to revise your disclosure to identify group underwriting income/loss and any of its components that are not

presented on your financial statements as non-GAAP measures and provide all the reconciliations and other disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 18. Statutory Financial Information, page 174

2. With respect to your statutory disclosures, please amend your filing to address the following:

- The disclosure in this Note is required by ASC 944-505-50 and Rule 7-03(a)(23)(c) of Regulation S-X and is thus required to be audited. Please revise your filing to include the information on an audited basis.
- You disclose the capital and surplus positions of your principal operating subsidiaries. Please clarify what you mean by "principal operating subsidiaries." Explain why you have not disclosed the required information under ASC 944-505-50-1 for each of your operating subsidiaries.
- Please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements
Note 4. Fair Value Measurements, page 20

3. We acknowledge your disclosures added under the new requirements of ASU 2011-04. You disclose that you do not provide quantified significant unobservable inputs for Level 3 investments in hedge funds and credit funds priced at net asset value. Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following comments:

- Please disclose how you validate or assess the appropriateness of the net asset values provided by your hedge fund and credit fund investments. Differentiate between what you do at quarter-end versus year-end.
- Please explain how your validation/assessment process does not provide you insight into the valuation of these investments. In this regard, ASC 820-10-50-2bbb requires the disclosure of unobservable inputs that are reasonably available to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant